SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR "VERY CONCERNED" AT LATEST €32.5M PROVISION IN AER LINGUS

Ryanair, today (25th Feb) said it was very concerned at the announcement by Aer Lingus of an exceptional provision of €32.5m relating to tax, interest and penalties arising from a redundancy and rehiring programme negotiated with Govt in 2008 and implemented in 2009.  This payment comes on the back of a still unexplained €25.3m gift to the ESOT on the 22nd December last, and brings to over €57m the quantum of Aer Lingus shareholder funds which have been paid out to current and former staff over the past three months.

Ryanair believes that the €32.5m provision raises a number of very serious questions, which all Aer Lingus shareholders are entitled to receive answers to as follows:

1. Who in Aer Lingus negotiated this redundancy and rehire programme with Govt in 2008 and 2009?

2. Which Ministers, Departments and officials were involved in these discussion/negotiations?

3. Why did Aer Lingus believe that it had no tax liabilities for the original deal?

4. Was Aer Lingus Director David Beggs involved in the negotiations or the conclusion of this redundancy and rehire programme?

5. If Mr Beggs was involved in the discussion, negotiation or conclusion of this redundancy and rehire programme, is his position on the Board of Aer Lingus tenable?

6.   Why, if this redundancy and rehire programme was agreed with the Irish Govt, is Aer Lingus not taking legal action against the Irish Govt, instead of writing off another €32.5m of shareholder funds?

7. Why was the €25.3m cash gift to the ESOT on 22nd Dec last not presented to shareholders for approval before being paid?

8. Is this further €32.5m exceptional cost the result of a cosy or crony relationship between Aer Lingus, the Govt?

9. Are there any more multi-million euro payments and/or gifts to Aer Lingus staff or former staff envisaged?

10. What is the up-to-date position on the Aer Lingus pension scheme deficit?  Has the company confirmed with its employees that this is a defined contribution scheme, rather than a defined benefit scheme?

Ryanair believes that the Board of Aer Lingus should now provide its shareholders with detailed answers to the above questions and we hope in the interests of transparency that they will do so, before any more multi-million payments are made by Aer Lingus from its shareholder funds.

For further information
please contact:                       Stephen McNamara                 Joe Carmody
                                                  Ryanair Ltd                               Edelman
                                                  Tel: +353-1-8121212              Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 February 2011
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary